Exhibit 99.1

Masterworks 016, LLC

	Gross Artwork Sale Proceeds	$2,900,002.00
(+)	Cash on Balance Sheet	$111.00
(-)	Sale Expenses Charged to Issuer	$(3,000.00)
=	Net Liquidation Proceeds	$2,897,113.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(221,007.00)
=	Distributable Proceeds to Class A Shares	$2,676,006.00
(/)	Total Class A Shares Outstanding	89,599
=	Distributable Proceeds per Class A Share	$29.87
(/)	Initial Offering Price per Class A Share	$20.00
=	Multiple on Invested Capital (MOIC)	1.49

	Offering period
	Cash Receipt Date	12/1/2021
(-)	Final Offering Close Date	9/15/2020
=	Days from final close to cash receipt	442
(/)	Days of year	365
=	IRR Period (in years)	1.21

	IRR Calculation
	MOIC	1.49
	IRR Period (in years)	1.21
	IRR	39.3%